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                                                     OMB Number: 3235-0145
                         UNITED STATES               Expires: August 31, 1999
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                    Washington, D.C. 20549           hours per form.......14.90
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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                           FIRST PRIORITY GROUP, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.15 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  335 914 20 6
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Mr. Anthony Kirincic
                              Kirlin Holding Corp.
                        6901 Jericho Turnpike, Suite 220
                             Syosset, New York 11791
                           Telephone: (516 ) 393-2500
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)


                                  May 17, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box    |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------                  ---------------------------------
CUSIP No.  597 413 10 3                           Page 2 of 9 Pages
----------------------------                  ---------------------------------

-------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Kirlin Holding Corp.
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) |_|
                                                                       (b) |X|

-------------------------------------------------------------------------------
3 SEC USE ONLY


-------------------------------------------------------------------------------
4 SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC -- See Item 3
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) OR 2(e)
                                                                            |_|
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  800,000 Shares
        NUMBER OF          ----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                   321,217 Shares
          EACH             ----------------------------------------------------
        REPORTING          9      SOLE DISPOSITIVE POWER
         PERSON
          WITH                    800,000 Shares
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  321,217 Shares
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,121,217 Shares
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)
                                                                          |X|
          See Item 5
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------------                  ---------------------------------
CUSIP No.  597 413 10 3                           Page 3 of 9 Pages
----------------------------                  ---------------------------------
-------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Anthony J. Kirincic
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) |_|
                                                                        (b) |X|


-------------------------------------------------------------------------------
3 SEC USE ONLY


-------------------------------------------------------------------------------
4 SOURCE OF FUNDS (SEE INSTRUCTIONS)

        PF -- See Item 3
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)
                                                                           |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                   63,750 Shares
        NUMBER OF          ----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                   0 Shares
          EACH             ----------------------------------------------------
        REPORTING          9      SOLE DISPOSITIVE POWER
         PERSON
          WITH                      63,750 Shares
                           ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                   0 Shares
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          63,750 Shares
-------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)
                                                                        |X|
          See Item 5
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .7%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------                  --------------------------------
CUSIP No.  597 413 10 3                         Page 4 of 9 Pages
-----------------------------                  --------------------------------

-------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          David Lindner
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) |_|
                                                                        (b) |X|

-------------------------------------------------------------------------------
3 SEC USE ONLY


-------------------------------------------------------------------------------
4 SOURCE OF FUNDS (SEE INSTRUCTIONS)

                   PF -- See Item 3
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)
                                                                          |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                    63,750 Shares
        NUMBER OF          ----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                   0 Shares
          EACH             ----------------------------------------------------
        REPORTING          9      SOLE DISPOSITIVE POWER
         PERSON
          WITH                      63,750 Shares
                           ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  0 Shares
-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           63,750 Shares
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                           |x|
           See Item 5
-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           .7%
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
-------------------------------------------------------------------------------

                                                             Page 5 of 9 Pages
Item 1. Security and Issuer

     The class of equity securities to which this statement relates is the common stock, $0.15 par value, ("Common Stock") of First Priority Group, Inc. ("Issuer"), a New York corporation, whose principal executive offices are located at 51 Bethpage Road, Plainview, New York 11803. The percentage of beneficial ownership in this statement is based upon 9,203,921 shares of Common Stock outstanding as of June 23, 2000, which number is based on information provided to reporting persons from the Issuer was obtained from the Issuer ("Commission") on May 15, 2000.

Item 2.  Identity and Background

     (a) This statement is filed on behalf of (i) Kirlin Holding Corp. ("Kirlin Holding"), (ii) Anthony Kirincic and (iii) David Lindner.

     (b) The principal office of Kirlin Holding is 6901 Jericho Turnpike, Syosset, New York 11791. The business address of each of Messrs. Kirincic and Lindner is 6901 Jericho Turnpike, Syosset, New York 11791.

     (c) Kirlin Holding is a holding company engaged in securities brokerage and trading and investment and merchant banking primarily through Kirlin Securities, Inc. ("Kirlin Securities"), its principal operating subsidiary. Anthony Kirincic is the President, Chief Financial Officer and a director of Kirlin Holding and Chief Financial Officer and a director of Kirlin Securities. David Lindner is the Chairman and Chief Executive Officer of both Kirlin Holding and Kirlin Securities. The only other directors of Kirlin Holding are Edward J. Casey and Harold Paul, each of whom is a director of Kirlin Holding. Mr. Casey is a practicing attorney with McClintock Weston Benshoof Rochefort Rubalcava & MacCuish, 444 South Flower Street, Los Angeles, California 90071. Mr. Paul is a practicing attorney with Paul & Rosen LLP, 420 Lexington Avenue, New York, New York 10170.

     (d) During the last five years, none of the Reporting Persons or directors identified in Item 2(c) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons or directors identified in Item 2(c) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against it or him enjoining it or him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                            Page 6 of 9 Pages

     (f) Kirlin Holding is a Delaware corporation. Each of Messrs. Kirincic, Lindner, Casey and Paul are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

     On February 1, 2000, Kirlin Securities exercised a warrant to purchase 40,000 shares of Common Stock and a warrant to purchase 300,000 shares of Common Stock. Kirlin Securities, in lieu of a cash payment, surrendered 18,783 shares of Common Stock to pay the purchase price upon the exercise of the warrants, with a per share value of $5.156.

     On May 1, 2000, each of Anthony J. Kirincic and David O. Lindner exercised a warrant to purchase 30,000 shares of Common Stock ("1995 Offering Warrant") and a warrant to purchase 195,000 shares of Common Stock ("Investment Banking Warrant"). Messes. Kirincic and Lindner, in lieu of a cash payment, surrendered 26,539 shares of Common Stock to pay the purchase price upon the exercise of the warrants, with a per share value of $2.137.

Item 4.  Purpose of Transactions

     No change.

Item 5.  Interest in Securities of the Issuer

     (a) Kirlin Holding beneficially owns 1,121,217 shares of Common Stock (or 12.2% of the Issuer's outstanding Common Stock). Such amount includes 321,217 shares of Common Stock held by Kirlin Securities.

     Mr. Kirincic beneficially owns 63,750 of Common Stock (or .7% of the Issuer's outstanding Common Stock). Such amounts consists of a warrant to purchase 63,750 shares of Common Stock purchased in the Issuer's private offering in December 1997 ("December 1997 Warrant").

     Mr. Lindner beneficially owns 63,750 shares of Common Stock (or .7% of the Issuer's outstanding Common Stock). Such amount consists of a December 1997 Warrant to purchase 63,750 shares of Common Stock.

     Neither Mr. Casey or Mr. Paul, the only other directors of the Company, beneficially own any Common Stock of Issuer.

     (b) Kirlin Holding has the sole power to vote and dispose of 800,000 shares of Common Stock and, by virtue of it being the sole stockholder of Kirlin

                                                            Page 7 of 9 Pages

Securities, the shared power to vote and dispose of the 321,217 shares of Common Stock underlying the warrants described in (a) above, for which Kirlin Securities nominally has voting and dispositive power.

     Mr. Kirincic and his spouse have the sole power to vote and dispose of the shares owned by them.

     Mr. Lindner has the sole power to vote and dispose of the shares owned by him.

     Anthony Kirincic is the President and a Director of Kirlin Holding and he beneficially owns 23.6% of the outstanding Common Stock of Kirlin Holding. David Lindner is the Chairman and Chief Executive Officer of Kirlin Holding and he beneficially owns 23.6% of the outstanding Common Stock of Kirlin Holding. Accordingly, although individually neither of Messrs. Kirincic or Lindner control Kirlin Holding, if they were to act together, they could control Kirlin Holding. If they act together to exercise control over Kirlin Holding they could be deemed to share voting and dispositive power over the shares owned directly by Kirlin Holding and Kirlin Securities, or an aggregate of 1,121,217 additional shares each. Accordingly, each of Messrs. Kirincic and Lindner would then be deemed to own 1,184,967 shares of Common Stock (12.8% of the Issuer's outstanding Common Stock). Both Messrs. Kirincic and Lindner disclaim beneficial ownership of the shares beneficially owned by Kirlin Holding or Kirlin Securities.

     (c) On February 1, 2000, Kirlin Securities exercised a warrant to purchase 40,000 shares of Common Stock and a warrant to purchase 300,000 shares of Common Stock. Kirlin Securities, in lieu of a cash payment, surrendered 18,783 shares of Common Stock to pay the purchase price upon the exercise of the warrants, with a per share value of $5.132. On June 19, 2000, Kirlin Securities sold 61,500 shares of Common Stock for $164,008 in proceeds.

     Kirlin Securities had a short in its trading account as of June 20, 2000. Kirlin Securities, as a broker-dealer, engages in regular day-to-day trading relating to the maintenance of a secondary market for the Issuer's Common Stock. In connection with such regular trading activity, from the period commencing April 21, 2000 through June 20, 2000, Kirlin Securities purchased 658,175 shares of Common Stock of the Issuer at an average cost of $1.79 per share and sold 730,773 shares of Common Stock for an average price of $1.93 per share. Accordingly, at the end of such 60-day period, Kirlin Securities was a net seller of 72,598 shares.

     Mr. Kirincic surrendered 26,539 shares of Common Stock, with a per share value of $2.137, in connection with a cashless exercise of the 1995 Offering Warrant to purchase 30,000 shares of common stock and the Investment Banking Warrant to purchase 195,000 shares of Common Stock on May 1, 2000; sold 50,000 shares of Common Stock in the market on May 17, 2000 at a price of $2.093 per share; sold 30,000 shares of Common Stock in the market on May 18, 2000 at a price of $1.979 per share; 15,000 shares of Common Stock in the market on May 19, 2000 at a price of $1.749 per share; 167,211 shares of Common Stock in the market on June 13, 2000 at a price of $1.599 per share.

     Mr. Lindner surrendered 26,539 shares of Common Stock, with a per share value of $2.137, in connection with a cashless exercise of a 1995 Offering

                                                             Page 8 of 9 Pages

Warrant to purchase 30,000 shares of common stock and an Investment Banking Warrant to purchase 195,000 shares of Common Stock on May 1, 2000; sold 30,000 shares of Common Stock in the market on May 10, 2000 at a price of $2.499 per share; sold 50,000 shares of Common Stock in the market on May 17, 2000 at a price of $2.093 per share; sold 30,000 shares of Common Stock in the market on May 18, 2000 at a price of $1.979 per share; 15,000 shares of Common Stock in the market on May 19, 2000 at a price of $1.749 per share; 167,211 shares of Common Stock in the market on June 13, 2000 at a price of $1.599 per share.

     Except for these transactions, none of the Reporting Persons has engaged in any transactions of the Issuer's Common Stock during the 60 days ending on June 21, 2000.

     (d) Not applicable.

     (e) On August 17, 1999, Mr. Kirincic ceased to beneficially own more than 5% of the outstanding Common Stock of Issuer. On August 6, 1999, Mr. Lindner ceased to beneficially own more than 5% of the outstanding Common Stock of Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits

     1.   Joint Filing Agreement*

     2.   Form of Investment Banking Warrant (incorporated by reference from
          Exhibit 10.2 of the Issuer's Quarterly Report on Form 10-QSB for the period ended September 30, 1995).*

     3.   Form of 1995 Offering Warrant (incorporated by reference from Exhibit
          10.3 of the Issuer's Annual Report on Form 10-KSB for the year ended December 31, 1995).*

     4.   Form of December 1997 Warrant (incorporated by reference from Exhibit
          10.18 of the Issuer's Annual Report on Form 10-KSB for the year ended December 31, 1997).*

--------

 *Previously filed.

                                                              Page 9 of 9 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2000


                                          KIRLIN HOLDING CORP.


                                          By: /s/ Anthony J. Kirincic
                                              -----------------------
                                              Name:   Anthony J. Kirincic
                                              Title:  President


                                             /s/  Anthony J. Kirincic
                                             ------------------------
                                                 Anthony J. Kirincic


                                            /s/ David O. Lindner
                                           ----------------------
                                               David O. Lindner